UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)
Caliper Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

130872104
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 130872104
1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,960,976 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,960,976 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,976 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 130872104
1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Introduction)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Introduction)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Introduction)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 130872104
1	NAMES OF REPORTING PERSONS Cognizant Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 53,757 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 53,757 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,757 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 130872104
1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 53,757 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 53,757 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,757 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 130872104
1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 53,757 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 53,757 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,757 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 130872104
1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,014,733 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,014,733 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,014,733 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 130872104
1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,014,733 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,014,733 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,014,733 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Amendment No. 2 to Schedule 13D ("Amendment No. 2 to Schedule 13D"), amends and restates Amendment No. 1 to Schedule 13D filed by Millenco LLC, Millennium Management LLC and Israel A. Englander on August 14, 2006 ("Amendment No. 1 to Schedule 13D"), relating to their beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of Caliper Life Sciences, Inc., a Delaware corporation (the "Issuer").

   This Amendment No. 2 to Schedule 13D is being filed to report the transfer of 2,413,797 shares of the Issuer’s Common Stock and 561,308 warrants to purchase shares of the Issuer’s Common Stock, previously held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is wholly-owned by the same entity. As a result of this transfer, Integrated Core Strategies (US) LLC is now the beneficial owner of the above described shares of the Issuer’s Common Stock and warrants, and Millenco LLC is no longer the beneficial owner of any shares of the Issuer’s Common Stock or warrants. In addition, this Amendment No. 2 to Schedule 13D adds Cognizant Holdings, Ltd., Millennium International Management LP, Millennium International Management GP LLC as Reporting Persons (as defined in Item 2, below).

Item 1.      Security and Issuer.

   The name of the Issuer is Caliper Life Sciences, Inc. The address of the Issuer’s principal executive offices is 68 Elm Street, Hopkinton, Massachusetts 01748. This Amendment No. 2 to Schedule 13D relates to the Issuer’s Common Stock. Integrated Core Strategies (US) LLC and Cognizant Holdings, Ltd. also hold warrants to purchase the Issuer’s Common Stock. Each warrant permits the holder to acquire one share of the Issuer’s Common Stock at an exercise price of $6.79 per share and expires on August 9, 2011 ("Warrants").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), Millenco LLC, a Delaware limited liability company ("Millenco"), and Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Millennium Management is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% shareholder of Cognizant Holdings, and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Cognizant Holdings, and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

   Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management, and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management and of Millennium International Management GP. Consequently, Mr. Englander may also be have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Cognizant Holdings.

   The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium International Management, Millennium International Management GP or Mr. Englander, as to beneficial ownership of the securities held by Integrated Core Strategies and/or Cognizant Holdings, as the case may be.

   Integrated Core Strategies, Millenco, Cognizant Holdings, Millennium International Management, Millennium International Management GP, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 2 to Schedule 13D.

   The business address for Integrated Core Strategies, Millenco and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Cognizant Holdings and Millennium International Management LP is c/o Millennium International Management GP, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Management and Millennium International Management GP LLC is 666 Fifth Avenue, New York, New York 10103.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 2,399,668 shares of the Issuer’s Common Stock now held by Integrated Core Strategies was approximately $10,545,081, calculated on an average cost basis (excluding brokerage commissions), by account. Integrated Core Strategies now also holds 418,852 Warrants that were originally received by Millenco from the Issuer (for no additional consideration), in connection with the Issuer’s acquisition of Xenogen Corporation on August 9, 2006. The amount of consideration paid for remaining 142,456 Warrants held by Integrated Core Strategies was approximately $169,616, calculated on an average cost basis (excluding brokerage commissions), by account. The amount of funds used to purchase the 53,757 Warrants held by Cognizant Holdings, was approximately $72,388, calculated on an average cost basis (excluding brokerage commissions), by account. Integrated Core Strategies and Cognizant Holdings effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to Integrated Core Strategies and Cognizant Holdings as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 2 to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date this filing, Integrated Core Strategies is the beneficial owner of 2,960,976 shares of the Issuer’s Common Stock as it holds 2,399,668 shares of the Issuer’s Common Stock and Warrants to purchase 561,308 shares of the Issuer’s Common Stock. As of the date this filing, Cognizant Holdings is the beneficial owner of 53,757 shares of the Issuer’s Common Stock as it holds Warrants to purchase 53,757 shares of the Issuer’s Common Stock.

   Millennium Management, as the general partner of the managing member of Integrated Core Strategies, may be deemed to have shared voting control and investment discretion over the above described securities owned by Integrated Core Strategies. Millennium Management, as the general partner of the 100% shareholder of Cognizant Holdings, may be deemed to have shared voting control and investment discretion over the above described securities owned by Cognizant Holdings.

   Millennium International Management, as the investment manager to Cognizant Holdings, may be deemed may be deemed to have shared voting control and investment discretion over the above described securities owned by Cognizant Holdings.

   Millennium International Management GP, as the general partner of Millennium International Management, may also be deemed may be deemed to have shared voting control and investment discretion over the above described securities owned by Cognizant Holdings.

   Mr. Englander, as the managing member of Millennium Management and of Millennium International Management GP, may also be deemed to beneficially own the above-described shares of the Issuer’s Common Stock owned by Integrated Core Strategies and Cognizant Holdings.

   Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 3,014,733 shares or 6.1% of the Issuer’s Common Stock. The calculation of the foregoing percentage is on the basis of 48,713,421 shares of the Issuer’s Common Stock outstanding as of April 30, 2009, as per the Issuer’s Form 10-Q, dated May 8, 2009.

   The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium International Management, Millennium International Management GP or Mr. Englander, as to beneficial ownership of the securities held by Integrated Core Strategies and/or Cognizant Holdings, as the case may be.

   (b)  Integrated Core Strategies holds shared power to vote and to dispose of the 2,960,976 shares of the Issuer’s Common Stock described in (a) above. Cognizant Holdings, Millennium International Management and Millennium International Management GP holds, or may be deemed to hold (as the case may be) shared power to vote and dispose of the 53,757 shares of the Issuer’s Common Stock described in (a) above. Millennium Management and Mr. Englander may be deemed to hold shared power to vote and dispose of the 3,014,733 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium International Management, Millennium International Management GP or Mr. Englander, as to beneficial ownership of the securities held by Integrated Core Strategies and/or Cognizant Holdings, as the case may be.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days. All such transactions in the Issuer’s Common Stock were effected by either Millenco or Integrated Core Strategies the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 2 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Cognizant Holdings has an open short position of 10,000 shares of the Issuer’s Common Stock, which position is not netted against the data provided herein for the purposes of determining the number of shares beneficially owned by any of the Reporting Persons.

   In connection with arrangements with Integrated Core Strategies’ and Cognizant Holdings’ prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies’ and Cognizant Holdings’ accounts to the extent permitted by debit balances in such accounts. Integrated Core Strategies and Cognizant Holdings generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Integrated Core Strategies and Cognizant Holdings (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. However, it should be noted that shares lent by Integrated Core Strategies’ or Cognizant Holdings’ prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Integrated Core Strategies or Cognizant Holdings, as the case may be.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of June 15, 2009, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Cognizant Holdings, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, its investment manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the Common Stock, par value $0.001 per share, of Caliper Life Sciences, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 15, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, its investment manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
4/16/2009	(1,300)	1.02
4/16/2009	(800)	1.03
4/16/2009	(700)	1.02
4/16/2009	(700)	1.03
4/16/2009	(400)	1.02
4/16/2009	(400)	1.03
4/16/2009	(300)	1.03
4/16/2009	(300)	1.03
4/16/2009	(200)	1.03
4/16/2009	(100)	1.02
4/16/2009	(100)	1.02
4/16/2009	(100)	1.02
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(100)	1.03
4/16/2009	(95)	1.03
4/16/2009	(77)	1.03
4/16/2009	(63)	1.03
4/16/2009	(24)	1.03
4/16/2009	(4)	1.02
4/16/2009	(4)	1.03
4/17/2009	(100)	1.06
4/20/2009	11	0.95
4/20/2009	100	0.95
4/20/2009	100	0.95
4/20/2009	100	0.95
4/20/2009	100	0.95
4/20/2009	100	0.95
4/20/2009	100	0.95
4/20/2009	100	0.95
4/20/2009	100	0.98
4/20/2009	100	0.98
4/20/2009	189	0.95
4/20/2009	200	0.95
4/20/2009	200	0.95
4/20/2009	200	0.98
4/20/2009	200	0.98
4/20/2009	300	0.95
4/20/2009	300	0.95
4/20/2009	300	0.95
4/20/2009	300	0.98
4/20/2009	300	0.98
4/20/2009	400	0.95
4/20/2009	400	0.95
4/20/2009	400	0.98
4/20/2009	400	0.98
4/20/2009	500	0.95
4/20/2009	500	0.95
4/20/2009	500	0.95
4/20/2009	500	0.95
4/20/2009	500	0.98
4/20/2009	500	0.98
4/20/2009	500	0.98
4/20/2009	1,500	0.98
4/22/2009	(1,050)	1.01
4/22/2009	(400)	1.01
4/22/2009	(200)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(100)	1.01
4/22/2009	(92)	1.01
4/22/2009	(83)	1.01
4/22/2009	(80)	1.01
4/22/2009	(51)	1.01
4/22/2009	(26)	1.01
4/27/2009	17	1.06
4/27/2009	21	1.08
4/27/2009	22	1.07
4/27/2009	22	1.07
4/27/2009	22	1.07
4/27/2009	26	1.09
4/27/2009	32	1.08
4/27/2009	32	1.09
4/27/2009	32	1.09
4/27/2009	32	1.09
4/27/2009	32	1.09
4/27/2009	32	1.09
4/27/2009	35	1.09
4/27/2009	35	1.09
4/27/2009	39	1.09
4/27/2009	41	1.09
4/27/2009	42	1.08
4/27/2009	42	1.09
4/27/2009	42	1.09
4/27/2009	48	1.09
4/27/2009	51	1.09
4/27/2009	56	1.08
4/27/2009	70	1.08
4/27/2009	77	1.05
4/27/2009	80	1.09
4/27/2009	80	1.09
4/27/2009	89	1.09
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.06
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.07
4/27/2009	100	1.08
4/27/2009	121	1.08
4/27/2009	189	1.07
4/27/2009	200	1.06
4/27/2009	200	1.07
4/27/2009	200	1.07
4/27/2009	200	1.07
4/27/2009	200	1.08
4/27/2009	200	1.08
4/27/2009	211	1.09
4/27/2009	217	1.07
4/27/2009	300	1.06
4/27/2009	300	1.06
4/27/2009	300	1.06
4/27/2009	300	1.07
4/27/2009	379	1.08
4/27/2009	379	1.08
4/27/2009	400	1.06
4/27/2009	400	1.06
4/27/2009	400	1.06
4/27/2009	400	1.06
4/27/2009	400	1.06
4/27/2009	400	1.07
4/27/2009	500	1.07
4/27/2009	500	1.08
4/27/2009	500	1.08
4/27/2009	500	1.08
4/27/2009	500	1.08
4/27/2009	600	1.07
4/27/2009	600	1.08
4/27/2009	700	1.11
4/27/2009	711	1.09
4/27/2009	1,200	1.08
4/27/2009	1,600	1.09
4/27/2009	1,600	1.09
4/27/2009	2,100	1.08
4/27/2009	4,300	1.11
4/27/2009	4,321	1.09
4/27/2009	(49,500)	1.12
4/27/2009	(49,500)	1.12
4/27/2009	(49,400)	1.12
4/27/2009	(48,100)	1.12
4/27/2009	(13,100)	1.12
4/27/2009	(4,800)	1.08
4/27/2009	(500)	1.12
4/27/2009	(400)	1.12
4/27/2009	(400)	1.12
4/27/2009	(300)	1.12
4/27/2009	(300)	1.12
4/27/2009	(300)	1.12
4/27/2009	(300)	1.12
4/27/2009	(300)	1.12
4/27/2009	(200)	1.08
4/27/2009	(200)	1.12
4/27/2009	(109)	1.14
4/27/2009	(100)	1.12
4/27/2009	(100)	1.12
4/27/2009	(100)	1.12
4/27/2009	(100)	1.12
4/27/2009	(100)	1.12
4/27/2009	(100)	1.14
4/28/2009	35	1.16
4/28/2009	67	1.16
4/28/2009	98	1.16
4/28/2009	100	1.07
4/28/2009	100	1.07
4/28/2009	100	1.16
4/28/2009	100	1.17
4/28/2009	100	1.17
4/28/2009	100	1.17
4/28/2009	100	1.17
4/28/2009	100	1.17
4/28/2009	100	1.27
4/28/2009	100	1.27
4/28/2009	100	1.27
4/28/2009	200	1.16
4/28/2009	200	1.16
4/28/2009	200	1.17
4/28/2009	300	1.16
4/28/2009	300	1.16
4/28/2009	500	1.25
4/28/2009	1,000	1.16
4/28/2009	(5,100)	1.29
4/28/2009	(3,108)	1.31
4/28/2009	(2,457)	1.31
4/28/2009	(1,200)	1.31
4/28/2009	(1,000)	1.31
4/28/2009	(700)	1.29
4/28/2009	(235)	1.31
4/28/2009	(200)	1.3
4/28/2009	(200)	1.3
4/28/2009	(200)	1.3
4/28/2009	(200)	1.3
4/28/2009	(200)	1.31
4/28/2009	(100)	1.29
4/28/2009	(100)	1.29
4/28/2009	(100)	1.3
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.31
4/28/2009	(100)	1.315
4/28/2009	(100)	1.32
4/28/2009	(100)	1.32
4/28/2009	(100)	1.32
4/28/2009	(94)	1.31
4/28/2009	(6)	1.31
4/29/2009	100	1.33
4/29/2009	100	1.33
4/29/2009	100	1.37
4/29/2009	100	1.38
4/29/2009	100	1.38
4/29/2009	100	1.38
4/29/2009	100	1.38
4/29/2009	200	1.33
4/29/2009	200	1.33
4/29/2009	200	1.38
4/29/2009	300	1.33
4/29/2009	300	1.33
4/29/2009	300	1.38
4/29/2009	400	1.33
4/29/2009	4,000	1.38
4/29/2009	(3,254)	1.37
4/29/2009	(2,994)	1.35
4/29/2009	(1,200)	1.37
4/29/2009	(800)	1.35
4/29/2009	(400)	1.35
4/29/2009	(300)	1.36
4/29/2009	(200)	1.36
4/29/2009	(100)	1.35
4/29/2009	(100)	1.35
4/29/2009	(100)	1.35
4/29/2009	(100)	1.35
4/29/2009	(100)	1.35
4/29/2009	(100)	1.35
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.36
4/29/2009	(100)	1.37
4/29/2009	(100)	1.37
4/29/2009	(100)	1.37
4/29/2009	(100)	1.37
4/29/2009	(100)	1.37
4/29/2009	(100)	1.37
4/29/2009	(80)	1.37
4/29/2009	(79)	1.37
4/29/2009	(77)	1.37
4/29/2009	(77)	1.37
4/29/2009	(64)	1.37
4/29/2009	(40)	1.35
4/29/2009	(38)	1.37
4/29/2009	(36)	1.37
4/29/2009	(35)	1.35
4/29/2009	(35)	1.37
4/29/2009	(32)	1.35
4/29/2009	(32)	1.35
4/29/2009	(27)	1.37
4/29/2009	(25)	1.35
4/29/2009	(25)	1.37
4/29/2009	(25)	1.37
4/29/2009	(23)	1.35
4/29/2009	(23)	1.37
4/29/2009	(23)	1.37
4/29/2009	(21)	1.37
4/29/2009	(20)	1.37
4/29/2009	(20)	1.37
4/29/2009	(19)	1.37
4/29/2009	(13)	1.35
4/29/2009	(6)	1.35
4/29/2009	(6)	1.37
4/29/2009	(4)	1.37
4/30/2009	100	1.42
4/30/2009	100	1.46
4/30/2009	100	1.46
4/30/2009	100	1.46
4/30/2009	100	1.47
4/30/2009	100	1.47
4/30/2009	100	1.47
4/30/2009	100	1.55
4/30/2009	100	1.55
4/30/2009	200	1.37
4/30/2009	200	1.4
4/30/2009	200	1.4
4/30/2009	200	1.43
4/30/2009	200	1.44
4/30/2009	200	1.44
4/30/2009	200	1.47
4/30/2009	214	1.46
4/30/2009	300	1.41
4/30/2009	300	1.44
4/30/2009	300	1.47
4/30/2009	391	1.56
4/30/2009	400	1.4
4/30/2009	400	1.55
4/30/2009	400	1.55
4/30/2009	500	1.47
4/30/2009	584	1.44
4/30/2009	609	1.59
4/30/2009	750	1.46
4/30/2009	900	1.46
4/30/2009	1,000	1.42
4/30/2009	1,036	1.46
4/30/2009	1,300	1.37
4/30/2009	1,800	1.46
4/30/2009	2,016	1.4
4/30/2009	4,300	1.44
4/30/2009	(3,400)	1.59
4/30/2009	(2,000)	1.5
4/30/2009	(1,000)	1.5
4/30/2009	(128)	1.59
4/30/2009	(100)	1.5
4/30/2009	(100)	1.5
4/30/2009	(100)	1.5
4/30/2009	(100)	1.5
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.58
4/30/2009	(100)	1.59
4/30/2009	(100)	1.59
4/30/2009	(100)	1.59
4/30/2009	(100)	1.59
4/30/2009	(100)	1.59
4/30/2009	(32)	1.57
4/30/2009	(32)	1.57
4/30/2009	(8)	1.58
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.34
5/1/2009	100	1.38
5/1/2009	100	1.38
5/1/2009	100	1.38
5/1/2009	127	1.38
5/1/2009	173	1.38
5/1/2009	200	1.38
5/1/2009	200	1.38
5/1/2009	273	1.38
5/1/2009	300	1.38
5/1/2009	300	1.38
5/1/2009	400	1.38
5/1/2009	400	1.38
5/1/2009	400	1.38
5/1/2009	427	1.38
5/1/2009	500	1.38
5/1/2009	500	1.38
5/1/2009	500	1.38
5/1/2009	600	1.34
5/1/2009	900	1.34
5/1/2009	900	1.34
5/4/2009	88	1.36
5/4/2009	100	1.35
5/4/2009	100	1.35
5/4/2009	100	1.36
5/4/2009	100	1.36
5/4/2009	181	1.35
5/4/2009	200	1.35
5/4/2009	200	1.35
5/4/2009	200	1.35
5/4/2009	200	1.35
5/4/2009	300	1.35
5/4/2009	300	1.35
5/4/2009	400	1.35
5/4/2009	500	1.35
5/4/2009	512	1.36
5/4/2009	1,188	1.36
5/6/2009	100	1.35
5/6/2009	100	1.35
5/6/2009	4,800	1.35
5/7/2009	(2,511)	1.4
5/7/2009	(989)	1.39
5/7/2009	(400)	1.39
5/7/2009	(200)	1.39
5/7/2009	(100)	1.38
5/7/2009	(100)	1.39
5/7/2009	(100)	1.39
5/7/2009	(100)	1.39
5/7/2009	(100)	1.39
5/7/2009	(100)	1.39
5/7/2009	(100)	1.39
5/7/2009	(100)	1.39
5/7/2009	(100)	1.4
5/8/2009	(100)	1.43
5/8/2009	(100)	1.43
5/14/2009	95	1.27
5/14/2009	100	1.25
5/14/2009	100	1.25
5/14/2009	100	1.25
5/14/2009	100	1.25
5/14/2009	100	1.25
5/14/2009	100	1.25
5/14/2009	100	1.26
5/14/2009	100	1.26
5/14/2009	100	1.26
5/14/2009	100	1.26
5/14/2009	100	1.26
5/14/2009	100	1.26
5/14/2009	100	1.26
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	100	1.27
5/14/2009	200	1.25
5/14/2009	200	1.26
5/14/2009	254	1.25
5/14/2009	405	1.27
5/14/2009	500	1.25
5/14/2009	800	1.27
5/14/2009	800	1.27
5/14/2009	1,046	1.25
5/14/2009	2,400	1.25
5/14/2009	2,900	1.27
5/14/2009	3,200	1.27
5/14/2009	(1,180)	1.32
5/14/2009	(100)	1.32
5/14/2009	(100)	1.32
5/15/2009	1	1.21
5/15/2009	1	1.21
5/15/2009	1	1.23
5/15/2009	2	1.11
5/15/2009	10	1.21
5/15/2009	22	1.13
5/15/2009	98	1.11
5/15/2009	100	1.11
5/15/2009	100	1.11
5/15/2009	100	1.11
5/15/2009	100	1.11
5/15/2009	100	1.11
5/15/2009	100	1.12
5/15/2009	100	1.12
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.13
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.14
5/15/2009	100	1.15
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.17
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.21
5/15/2009	100	1.23
5/15/2009	101	1.23
5/15/2009	178	1.13
5/15/2009	189	1.21
5/15/2009	200	1.13
5/15/2009	200	1.13
5/15/2009	200	1.13
5/15/2009	200	1.14
5/15/2009	200	1.14
5/15/2009	200	1.14
5/15/2009	200	1.21
5/15/2009	200	1.21
5/15/2009	200	1.21
5/15/2009	200	1.23
5/15/2009	200	1.23
5/15/2009	200	1.23
5/15/2009	214	1.17
5/15/2009	299	1.23
5/15/2009	300	1.13
5/15/2009	300	1.13
5/15/2009	300	1.14
5/15/2009	300	1.14
5/15/2009	300	1.16
5/15/2009	300	1.17
5/15/2009	300	1.17
5/15/2009	300	1.23
5/15/2009	399	1.21
5/15/2009	400	1.13
5/15/2009	400	1.13
5/15/2009	400	1.13
5/15/2009	400	1.14
5/15/2009	400	1.17
5/15/2009	400	1.17
5/15/2009	400	1.17
5/15/2009	400	1.21
5/15/2009	400	1.21
5/15/2009	400	1.21
5/15/2009	400	1.21
5/15/2009	400	1.21
5/15/2009	400	1.21
5/15/2009	400	1.23
5/15/2009	401	1.23
5/15/2009	500	1.12
5/15/2009	500	1.13
5/15/2009	500	1.14
5/15/2009	500	1.15
5/15/2009	500	1.15
5/15/2009	500	1.15
5/15/2009	500	1.21
5/15/2009	500	1.23
5/15/2009	500	1.23
5/15/2009	500	1.23
5/15/2009	586	1.17
5/15/2009	600	1.13
5/15/2009	700	1.14
5/15/2009	800	1.15
5/15/2009	900	1.13
5/15/2009	900	1.15
5/15/2009	1,000	1.15
5/15/2009	1,000	1.15
5/15/2009	1,100	1.13
5/15/2009	1,298	1.23
5/15/2009	1,300	1.14
5/15/2009	1,700	1.14
5/15/2009	2,100	1.15
5/15/2009	2,600	1.15
5/15/2009	3,700	1.14
5/15/2009	(4,818)	1.35
5/15/2009	(3,258)	1.4
5/15/2009	(2,900)	1.23
5/15/2009	(2,800)	1.3
5/15/2009	(1,900)	1.23
5/15/2009	(1,900)	1.3
5/15/2009	(1,042)	1.4
5/15/2009	(200)	1.4
5/15/2009	(100)	1.23
5/15/2009	(100)	1.23
5/15/2009	(100)	1.3
5/15/2009	(100)	1.3
5/15/2009	(100)	1.3
5/15/2009	(100)	1.35
5/15/2009	(100)	1.4
5/15/2009	(100)	1.4
5/15/2009	(100)	1.4
5/15/2009	(100)	1.4
5/15/2009	(100)	1.4
5/15/2009	(82)	1.35
5/19/2009	100	1.16
5/19/2009	100	1.16
5/19/2009	100	1.16
5/19/2009	100	1.16
5/19/2009	100	1.16
5/19/2009	100	1.16
5/19/2009	100	1.16
5/19/2009	100	1.18
5/19/2009	100	1.19
5/19/2009	100	1.19
5/19/2009	100	1.19
5/19/2009	100	1.2
5/19/2009	100	1.2
5/19/2009	200	1.16
5/19/2009	200	1.16
5/19/2009	200	1.16
5/19/2009	200	1.16
5/19/2009	200	1.16
5/19/2009	200	1.16
5/19/2009	200	1.16
5/19/2009	200	1.16
5/19/2009	200	1.19
5/19/2009	300	1.16
5/19/2009	300	1.16
5/19/2009	300	1.16
5/19/2009	300	1.16
5/19/2009	300	1.16
5/19/2009	600	1.2
5/19/2009	600	1.2
5/19/2009	1,200	1.16
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	100	1.18
5/20/2009	300	1.18
5/20/2009	400	1.18
5/20/2009	400	1.18
5/20/2009	500	1.18
5/20/2009	500	1.18
5/20/2009	600	1.18
5/20/2009	700	1.18
5/20/2009	700	1.18
5/26/2009	(200)	1.29
5/26/2009	(200)	1.29
5/26/2009	(200)	1.29
5/26/2009	(200)	1.29
5/26/2009	(118)	1.29
5/26/2009	(100)	1.28
5/26/2009	(100)	1.28
5/26/2009	(100)	1.28
5/26/2009	(100)	1.29
5/26/2009	(100)	1.29
5/26/2009	(100)	1.29
5/26/2009	(82)	1.29
5/26/2009	(69)	1.29
5/26/2009	(31)	1.29
5/27/2009	(1,000)	1.34
5/27/2009	(900)	1.34
5/27/2009	(800)	1.34
5/27/2009	(374)	1.34
5/27/2009	(300)	1.34
5/27/2009	(200)	1.34
5/27/2009	(100)	1.34
5/27/2009	(100)	1.34
5/27/2009	(100)	1.34
5/27/2009	(100)	1.34
5/27/2009	(100)	1.34
5/27/2009	(100)	1.34
5/27/2009	(100)	1.34
5/27/2009	(100)	1.34
5/27/2009	(57)	1.34
5/27/2009	(26)	1.34
5/28/2009	(500)	1.4
5/28/2009	(300)	1.4
5/28/2009	(200)	1.4
5/28/2009	(200)	1.4
5/28/2009	(200)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(100)	1.4
5/28/2009	(12)	1.4
5/29/2009	(1,536)	1.48
5/29/2009	(1,200)	1.47
5/29/2009	(1,100)	1.45
5/29/2009	(1,100)	1.48
5/29/2009	(964)	1.48
5/29/2009	(800)	1.45
5/29/2009	(500)	1.45
5/29/2009	(500)	1.45
5/29/2009	(500)	1.45
5/29/2009	(400)	1.45
5/29/2009	(400)	1.48
5/29/2009	(329)	1.37
5/29/2009	(300)	1.48
5/29/2009	(200)	1.37
5/29/2009	(200)	1.37
5/29/2009	(200)	1.37
5/29/2009	(200)	1.45
5/29/2009	(200)	1.45
5/29/2009	(200)	1.45
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(200)	1.47
5/29/2009	(194)	1.37
5/29/2009	(190)	1.37
5/29/2009	(187)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.37
5/29/2009	(100)	1.45
5/29/2009	(100)	1.45
5/29/2009	(100)	1.45
5/29/2009	(100)	1.45
5/29/2009	(100)	1.46
5/29/2009	(100)	1.46
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.47
5/29/2009	(100)	1.48
5/29/2009	(100)	1.48
5/29/2009	(100)	1.48
5/29/2009	(100)	1.48
5/29/2009	(100)	1.48
5/29/2009	(64)	1.48
5/29/2009	(64)	1.48
5/29/2009	(36)	1.48
5/29/2009	(36)	1.48
6/1/2009	(500)	1.58
6/1/2009	(300)	1.61
6/1/2009	(300)	1.62
6/1/2009	(200)	1.59
6/1/2009	(200)	1.6
6/1/2009	(200)	1.6
6/1/2009	(200)	1.6
6/1/2009	(200)	1.62
6/1/2009	(178)	1.55
6/1/2009	(100)	1.55
6/1/2009	(100)	1.55
6/1/2009	(100)	1.55
6/1/2009	(100)	1.55
6/1/2009	(100)	1.58
6/1/2009	(100)	1.59
6/1/2009	(100)	1.59
6/1/2009	(100)	1.59
6/1/2009	(100)	1.59
6/1/2009	(100)	1.6
6/1/2009	(100)	1.6
6/1/2009	(100)	1.6
6/1/2009	(100)	1.6
6/1/2009	(100)	1.6
6/1/2009	(100)	1.61
6/1/2009	(100)	1.61
6/1/2009	(100)	1.61
6/1/2009	(100)	1.62
6/1/2009	(100)	1.62
6/1/2009	(100)	1.62
6/1/2009	(100)	1.62
6/1/2009	(100)	1.62
6/1/2009	(100)	1.62
6/1/2009	(18)	1.55
6/1/2009	(4)	1.55
6/2/2009	7	1.5
6/2/2009	93	1.51
6/2/2009	93	1.6
6/2/2009	100	1.49
6/2/2009	100	1.49
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.5
6/2/2009	100	1.51
6/2/2009	100	1.51
6/2/2009	100	1.51
6/2/2009	100	1.51
6/2/2009	100	1.51
6/2/2009	100	1.51
6/2/2009	100	1.51
6/2/2009	100	1.51
6/2/2009	100	1.52
6/2/2009	100	1.52
6/2/2009	100	1.52
6/2/2009	100	1.53
6/2/2009	100	1.53
6/2/2009	100	1.53
6/2/2009	100	1.53
6/2/2009	100	1.53
6/2/2009	100	1.53
6/2/2009	100	1.53
6/2/2009	100	1.53
6/2/2009	100	1.54
6/2/2009	100	1.54
6/2/2009	100	1.54
6/2/2009	100	1.54
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.55
6/2/2009	100	1.56
6/2/2009	100	1.56
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.57
6/2/2009	100	1.58
6/2/2009	200	1.49
6/2/2009	200	1.49
6/2/2009	200	1.5
6/2/2009	200	1.5
6/2/2009	200	1.5
6/2/2009	200	1.51
6/2/2009	200	1.52
6/2/2009	300	1.52
6/2/2009	300	1.54
6/2/2009	300	1.54
6/2/2009	400	1.58
6/2/2009	600	1.57
6/2/2009	822	1.56
6/2/2009	1,000	1.5
6/2/2009	1,132	1.56
6/2/2009	1,146	1.56
6/2/2009	1,707	1.5
6/2/2009	(100)	1.63
6/2/2009	(100)	1.63
6/2/2009	(96)	1.63
6/4/2009	(860)	1.52
6/4/2009	(300)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(200)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.52
6/4/2009	(100)	1.54
6/4/2009	(100)	1.54
6/4/2009	(65)	1.52
6/4/2009	(40)	1.52
6/4/2009	(35)	1.52
6/5/2009	(2,290)	1.71
6/5/2009	(1,800)	1.72
6/5/2009	(1,000)	1.72
6/5/2009	(1,000)	1.72
6/5/2009	(800)	1.71
6/5/2009	(800)	1.71
6/5/2009	(700)	1.71
6/5/2009	(500)	1.71
6/5/2009	(500)	1.72
6/5/2009	(400)	1.71
6/5/2009	(350)	1.72
6/5/2009	(300)	1.6
6/5/2009	(300)	1.71
6/5/2009	(300)	1.71
6/5/2009	(300)	1.71
6/5/2009	(300)	1.72
6/5/2009	(300)	1.72
6/5/2009	(300)	1.74
6/5/2009	(300)	1.74
6/5/2009	(300)	1.74
6/5/2009	(300)	1.74
6/5/2009	(300)	1.74
6/5/2009	(300)	1.74
6/5/2009	(300)	1.74
6/5/2009	(200)	1.6
6/5/2009	(200)	1.6
6/5/2009	(200)	1.72
6/5/2009	(200)	1.72
6/5/2009	(200)	1.72
6/5/2009	(150)	1.725
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.6
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.71
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.72
6/5/2009	(100)	1.73
6/5/2009	(100)	1.73
6/5/2009	(100)	1.73
6/5/2009	(100)	1.73
6/5/2009	(100)	1.73
6/5/2009	(100)	1.73
6/5/2009	(100)	1.73
6/5/2009	(100)	1.74
6/5/2009	(100)	1.74
6/5/2009	(100)	1.74
6/5/2009	(100)	1.74
6/5/2009	(100)	1.74
6/5/2009	(100)	1.74
6/5/2009	(100)	1.74
6/5/2009	(47)	1.6
6/5/2009	(28)	1.6
6/5/2009	(24)	1.6
6/5/2009	(1)	1.6
6/8/2009	(7,600)	1.75
6/8/2009	(5,000)	1.75
6/8/2009	(5,000)	1.75
6/8/2009	(2,900)	1.8
6/8/2009	(1,700)	1.75
6/8/2009	(1,200)	1.75
6/8/2009	(1,035)	1.77
6/8/2009	(1,000)	1.75
6/8/2009	(700)	1.75
6/8/2009	(458)	1.8
6/8/2009	(278)	1.75
6/8/2009	(207)	1.8
6/8/2009	(100)	1.77
6/8/2009	(100)	1.8
6/8/2009	(100)	1.8
6/8/2009	(100)	1.8
6/8/2009	(100)	1.83
6/8/2009	(100)	1.83
6/8/2009	(100)	1.83
6/8/2009	(62)	1.75
6/8/2009	(59)	1.83
6/8/2009	(13)	1.75
6/9/2009	(1,600)	1.78
6/9/2009	(100)	1.77
6/9/2009	(100)	1.78
6/10/2009	(2,500)	1.774
6/11/2009	(4,100)	1.788536585
6/11/2009	(3,170)	1.781902208
6/11/2009	(1,597)	1.791959925
6/15/2009	(962)	1.75

Note: All of the above transactions in the Issuer’s Common Stock were effected by either Millenco or Integrated Core Strategies in the open market.